Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): 2016 Salmon Industry Handbook

Please find attached the 2016 version of the Salmon Industry Handbook.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

2016 Salmon Industry Handbook: http://hugin.info/209/R/2023118/751659.pdf